PS ORANGECO, INC. (TM)
701 Western Avenue
Glendale, CA 91201-2349
Phone: 818-244-8080
Fax:   818-548-9288

                                  May 25, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         Re:      PS Orangeco, Inc.
                  Registration Statement on Form 10
                  SEC File No. 0-30127
                  --------------------

Dear Commissioners:

         PS Orangeco, Inc. ("Orangeco") hereby withdraws the above-captioned Registration Statement on Form 10.

         As I discussed with Collier E. Henry of the staff, Orangeco intends to refile a registration statement at a later date. In that regard, Mr. Henry indicated that the staff would seek to expedite review of the refiled registration statement and would respond to Amendment No. 1 to the Registration Statement filed on May 12, 2000, notwithstanding that the Registration Statement has been withdrawn.

         We appreciate the staff's cooperation in this matter.

                                         Very truly yours,

                                         /S/ DAVID GOLDBERG

                                         David Goldberg
                                         Vice President

cc:  Mr. Collier E. Henry (via fax)